Exhibit 7

CFM CORPORATION

CODE OF BUSINESS CONDUCT AND ETHICS

CFM Corporation (together with all direct and indirect subsidiaries and affiliates of the Corporation, the "Corporation" or "CFM") has created a Code of Business Conduct and Ethics (the "Code") to outline principles to which CFM's employees, officers and directors are expected to adhere in the conduct of CFM's business. This Code sets forth principles regarding individual and peer responsibilities, as well as responsibilities to other employees, the public and other stakeholders. Employees are expected to abide by this Code as well as any other applicable CFM policies and guidelines, whether contained in CFM's Corporate Policy Handbook (the "Handbook") or otherwise. Any violations of this Code, the Handbook, or any other policies established by CFM from time to time, may result in disciplinary action, up to and including termination of employment.

The Corporation's Compensation and Corporate Governance Committee (the "Committee") shall be responsible for monitoring compliance with this Code. The Committee shall assess the adequacy of the Code periodically and recommend any changes to the Corporation's Board of Directors.

I. Conflicts of Interest

All CFM employees, officers and directors will act with honesty and integrity, avoiding actual or apparent conflicts of interest in relation to their duties and responsibilities with CFM that arise as a result of either personal or professional relationships.

While it is not feasible to specify all the activities that may give rise to a conflict of interest, or an appearance of one, the following are some rules regarding specific areas where such conflict might occur. These rules are not exhaustive and do not limit the generality of the conflict of interest policy.

A "conflict of interest" exists when a person's private interest interferes in any way, or even appears to interfere, with the interests of the Corporation. A conflict situation can arise when an employee, officer or director takes actions or has interests that may make it difficult to perform his or her work for the Corporation objectively and effectively. Conflicts of interest also arise when an employee, officer or director, or a member of his or her family, receives improper personal benefits as a result of his or her position in the Corporation. Loans to, or guarantees of obligations of, such persons are likely to pose conflicts of interest, as are transactions of any kind between the Corporation and any other organization in which an employee, officer or director or any member of their family have an interest.

Conflicts of interest are prohibited as a matter of CFM policy. Each employee, officer and director is expected to avoid any outside activity, financial interest or relationship that may present a possible conflict of interest or the appearance of a conflict. Each person is required to promptly disclose any such conflict of interest to his or her manager or the Director of Legal Affairs, and no person may engage in an activity that involves any such conflict except with the specific prior approval in writing of the Chief Executive Officer.

Originally adopted on Oct.31/02
Amended adopted on Oct.16/03

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CFM Corporation

II. Corporate Opportunities

All CFM employees, officers and directors are prohibited from (a) taking for themselves personally opportunities that are properly within the scope of the Corporation's activities, (b) using corporate property, information or position for personal gain, and (c) competing with the Corporation. Employees, officers and directors owe a duty to the Corporation to advance its legitimate interests to the best of their abilities.

III. Confidentiality

Certain employees, officers and directors will have access to confidential information in the course of their duties. Such information could include, but is not necessarily limited to, financial information, forecasts, analyses, business plans and strategies, trade secrets, technological secrets, customer lists and records, marketing information and consumer and product research. All such confidential information remains the property of the Corporation at all times and should be kept in strict confidence by employees. Any disclosure of such confidential information to persons outside the Corporation could be harmful to the Corporation's interests and will be taken very seriously by the Corporation. Any employees who violate this policy will be subject to discipline which could, in appropriate cases, include termination of employment.

Employees should be aware that their obligation to maintain the confidentiality of the Corporation's confidential information will survive after they leave the Corporation and should conduct themselves accordingly. It is the Corporation's policy to vigorously pursue all breaches of confidentiality and all necessary steps will be taken and all legal remedies exercised to prevent employees or former employees from breaching this obligation.

IV. Fair Dealing

Each CFM employee, officer and director should deal fairly with customers, suppliers, competitors and employees. No person may take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice.

V. Protection and Proper Use of Company Assets

All CFM employees, officers and directors are expected to protect the Corporation's assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Corporation's profitability. All of the Corporation's assets should be used for legitimate business purposes.

CodeEthics.doc

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CFM Corporation

VI. Compliance with Laws, Rules and Regulations (Including Insider Trading Laws)

CFM actively promotes compliance with all laws, rules and regulations, including insider trading laws, in each jurisdiction in which it does business. Insider trading is both unethical and illegal, and will be dealt with severely. CFM has an Insider Trading Policy, which sets forth the obligations of directors, officers and employees in respect of trading in CFM's securities.

All CFM employees are expected to comply with the laws, rules and regulations of federal, provincial, local and foreign governments, and other appropriate private and public regulatory agencies.

VII. Compliance With the Antitrust Laws

CFM believes in fair and open competition, and adheres strictly to the requirements of the antitrust laws. As a general proposition, any contact with a competitor may present problems under the antitrust laws. Accordingly, all employees of CFM should avoid any such contact relating to the business of CFM or the competitor without first obtaining the approval of the Director of Legal Affairs.

Below are some general rules concerning contacts with competitors:

  Agreements among competitors, whether written or oral, which relate to prices are illegal. In other words, such agreements, by themselves, constitute violations of the antitrust laws. There are no circumstances under which agreements among competitors relating to prices may be found legal. Price fixing is a criminal offense, and may subject CFM to substantial fines and penalties and the offending employee to imprisonment and fines.

  The antitrust laws may be violated even in the absence of a formal agreement relating to prices. Under certain circumstances, an agreement to fix prices may be inferred from conduct, such as the exchange of price information, and from communications among competitors even without an express understanding. Although exchanges of price information are permitted in certain circumstances, employees of the Company should not participate in such exchanges without first obtaining the approval of the Director of Legal Affairs.

  It is a violation of the antitrust laws for competitors to agree, expressly or by implication, to divide markets by territory or customers.

  It is a violation of the antitrust laws for competitors to agree not to do business with a particular customer or supplier. As with agreements to fix prices, the antitrust laws can be violated even in the absence of an express understanding.

  Any communication between competitors concerning problems with any customer or supplier may violate the antitrust laws and should be avoided.

CodeEthics.doc

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VIII. Compliance with Environmental Laws

CFM is sensitive to the environmental, health and safety consequences of its operations. Accordingly, the Corporation shall at all times endeavor to be in compliance with all applicable federal, provincial, state and foreign environmental laws and regulations. If any employee has any doubt as to the applicability or meaning of a particular environmental, health or safety regulation, he or she should discuss the matter with the Director of Legal Affairs.

IX. Discrimination and Harassment

CFM values the diversity of its employees and is committed to providing equal opportunity in all aspects of employment. Abusive, harassing or offensive conduct is unacceptable, whether verbal, physical or visual. Examples include derogatory comments based on racial or ethnic characteristics and unwelcome sexual advances. Employees are encouraged to speak out when a coworker's conduct makes them uncomfortable, and to report harassment when it occurs.

X. Safety and Health

All employees of CFM are responsible for maintaining a safe workplace by following safety and health rules and practices. The Company is committed to keeping its workplaces free from hazards. Please report any accidents, injuries, unsafe equipment, practices or conditions immediately to a supervisor or other designated person. Threats or acts of violence or physical intimidation are prohibited.

In order to protect the safety of all employees, employees must report to work free from the influence of any substance that could prevent them from conducting work activities safely and effectively.

XI. Accuracy of Company Records and Reporting

Honest and accurate recording and reporting of information is critical to our ability to make responsible business decisions. CFM's accounting records are relied upon to produce reports for CFM's management, shareholders, creditors, governmental agencies and others. Our financial statements and the books and records on which they are based must accurately reflect all corporate transactions and conform to all legal and accounting requirements and CFM's system of internal controls.

All employees have a responsibility to ensure that CFM's accounting records do not contain any false or intentionally misleading entries. CFM does not permit intentional misclassification of transactions as to accounts, departments or accounting periods. All transactions must be supported by accurate documentation in reasonable detail and recorded in the proper account and in the proper accounting period.

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XII. Reporting of Any Illegal or Unethical Behavior

CFM actively promotes ethical behavior in all its business activities. Employees are encouraged to speak to their managers, the Director of Legal Affairs or other appropriate personnel at any time if there is any doubt about the best course of action in a particular situation.

All CFM employees, officers and directors are required to promptly report violations of law, rules, regulations and this Code to their managers, the Chief Human Resources Officer, senior management or the Chairman of the Compensation and Corporate Governance Committee, as appropriate. Violations may also be reported in confidence to the Chief Human Resources Officer. Every report received must be reported to the Chief Human Resources Officer and the Chief Human Resources Officer must report to the Compensation and Corporate Governance Committee. Every effort will be made to protect the confidentiality of those furnishing information. CFM will not tolerate retaliation in any form against any person for complaints or reports made in good faith.

Any violation of this Code will lead to disciplinary action, up to and including termination of employment.

Officers of CFM and its subsidiaries will be required to provide certificates of compliance with this Code at least annually. In the event that any such officer refuses to provide such a certification, such refusal shall be promptly brought to the attention of CFM's Compensation and Corporate Governance Committee.

CodeEthics.doc